Exhibit 21

SUBSIDIARIES OF REGISTRANT

Subsidiaries	Jurisdiction of Incorporation

VOXX Accessories Corp.	Delaware
VOXX Electronics Corporation	Delaware
Audiovox Atlanta Corp.	Georgia
Audiovox Venezuela C.A.	Venezuela
Audiovox German Holdings GmbH	Germany
Audiovox Canada Limited	Canada
Audiovox Mexico, S de RR de CV	Mexico
Klipsch Holding, LLC	Delaware
VOXX Hirschmann Corporation	Delaware